 Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

		Fiscal Year Ended
(Dollars In thousands)	October 31, 2014	October 31, 2013	October 31, 2012	October 31, 2011	October 31, 2010
Net income (loss)	$296,097	$31,295	$(66,197)	$(286,087)	$2,588
Add:
Federal and state income tax (benefit) provision	(275,917)	(9,360)	(35,051)	(5,501)	(297,870)
Interest expensed	141,344	143,574	152,433	171,845	182,359
Interest expensed mortgage and financing subsidiaries	1,835	3,008	2,514	1,889	1,848
Interest included in rent expense	5,538	5,199	5,663	6,612	7,914
Distributions of earnings of unconsolidated joint ventures, net of (loss) income from unconsolidated joint ventures	(1,853)	(9,700)	(3,611)	10,541	1,295
Amortization of bond prepaid expenses	8,275	6,045	3,713	3,978	3,310
Amortization of bond discounts	2,045	1,798	3,149	2,069	1,741
Total income (loss) earnings	$177,364	$171,859	$62,613	$(94,654)	$(96,815)
Fixed Charges:
Interest incurred	$145,409	$132,611	$147,048	$156,998	$154,307
Interest incurred mortgage and financing subsidiaries	1,835	3,008	2,434	1,959	1,848
Amortization of bond prepaid expenses	8,275	6,045	3,713	3,978	3,310
Amortization of bond discounts	2,045	1,798	3,149	2,069	1,741
Interest included in rent expense (a)	5,538	5,199	5,663	6,612	7,914
Total fixed charges	$163,102	$148,661	$162,007	$171,616	$169,120
Ratio of earnings to fixed charges	1.1	1.2	(b)	(b)	(b)

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

		Fiscal Year Ended
(Dollars In thousands)	October 31, 2014	October 31, 2013	October 31, 2012	October 31, 2011	October 31, 2010
Total income (loss) earnings – above	$177,364	$171,859	$62,613	$(94,654)	$(96,815)
Total fixed charges – above	$163,102	$148,661	$162,007	$171,616	$169,120
Preferred stock dividends (adjusted to pretax dollars)
Combined fixed charges and preferred stock dividends	$163,102	$148,661	$162,007	$171,616	$169,120
Ratio of earnings to combined fixed charges and preferred stock dividends	1.1	1.2	(c)	(c)	(c)

(a)	Management has determined the interest component of rent expense to be 33%.
(b)	Earnings for the year ended October 31, 2012, 2011 and 2010, were insufficient to cover fixed charges for such period by $105.1 million, $272.9 million and $273.8 million, respectively.
(c)

Earnings for the year ended October 31, 2012, 2011 and 2010 were insufficient to cover fixed charges and preferred stock dividends for such period by $105.1 million, $272.9 million and $273.8 million, respectively.  Due to restrictions in our indentures on our senior and senior secured notes, we are currently prohibited from paying dividends on our preferred stock and did not make any dividend payments in fiscal 2014, 2013, 2012, 2011 and 2010.